As filed with the Securities and Exchange Commission on September 21, 2006
Registration No. 333-132550

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CommVault Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	22-3447504
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
2 Crescent Place
Oceanport, New Jersey 07757
(732) 870-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
N. Robert Hammer
Chairman, President and Chief Executive Officer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey 07757
(732) 870-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Philip J. Niehoff, Esq.	William J. Whelan, III, Esq.
John R. Sagan, Esq.	LizabethAnn R. Eisen, Esq.
Mayer, Brown, Rowe & Maw LLP	Cravath, Swaine & Moore LLP
71 South Wacker Drive	825 Eighth Avenue
Chicago, Illinois 60606	New York, New York 10019
(312) 782-0600	(212) 474-1000
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to Be Registered	Aggregate Offering Price	Registration Fee(1)

Common Stock, par value $0.01 per share	$185,277,781	$19,825(2)

(1)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	$16,050 previously paid.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the NASDAQ listing fee.

SEC registration fee	$19,825
NASD filing fee	19,028
NASDAQ listing fee	125,000
Accounting fees and expenses	1,200,000
Legal fees and expenses	625,000
Printing and engraving expenses	425,000
Transfer agent’s fees	20,000
Miscellaneous	66,147

Total	$2,500,000

Item 14.	Indemnification of Directors and Officers.
      Section 102 of the Delaware General Corporation Law (“DGCL”), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.
      Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agents or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred in the defense or settlement of such action and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.
      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, shall be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time such actions occurred or immediately after such absent director receives notice of the unlawful acts.
      Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.
      Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and require us to advance litigation expenses upon our receipt of an undertaking by or on behalf of a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. We intend to obtain directors’ and officers’ liability insurance in connection with this offering.
      In addition, we have entered or, concurrently with this offering, will enter, into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of CommVault or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.
      The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities.
      Since January 1, 2003, the registrant has sold the following securities without registration under the Securities Act of 1933:

(1)	In July 2003, the registrant issued an amended and restated warrant to purchase 1,500,000 shares of its common stock at an exercise price of $12.54 per share to EMC Investment Corporation, an accredited investor. The warrant expired without being exercised on February 2, 2006. The amended and restated warrant was issued to replace a warrant to purchase 2,232,500 shares of the registrant’s common stock at an exercise price of $27.14 per share, subject to certain adjustments, that had been issued by the registrant to the holder in November 2000. The original warrant was issued to the holder in connection with the holder’s purchase of shares of the registrant’s Series BB preferred stock. No other persons were offered the opportunity to purchase the warrant or participate in the exchange and no commission or other remuneration was paid or given directly or indirectly to any person for soliciting the exchange. The issuance of the replacement warrant was therefore exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

(2)	In September 2003, the registrant sold 4,790,802 shares of registrant’s Series CC preferred stock to four individuals and 21 investment funds and other investment entities for approximately $15 million. Each of the investors was an accredited investor. The offer and sale was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

(3)	In December 2003, the registrant issued a warrant to purchase 807,427 shares of its common stock at an exercise price of $10.50 per share to Dell Ventures, L.P., an accredited investor, in connection with the registrant’s entering into a software licensing agreement with Dell Products, L.P. as an original equipment manufacturer. The number of warrant shares and exercise price are subject to customary antidilution adjustments upon the occurrence of certain events. The issuance of the warrant was exempt from registration pursuant to Section 4(2) of the Securities Act.

(4)	On June 15, 2006, the registrant issued 315,222 shares of its common stock upon the cashless exercise of the warrant held by Dell Ventures, L.P. that was issued to it in December 2003. The issuance of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act. The number of common shares issued on a cashless basis was equal to the vested warrants less the number of shares of common stock having an aggregate market price equal to the aggregate exercise price of the vested warrants. Market price was determined as the greater of (i) a product obtained by multiplying the Company’s trailing 12-month revenues by six and (ii) the price of common stock sold in a qualified financing transaction within six months of the cashless exercise. During the year ended March 31, 2004, CommVault recorded $1,696,000 as a non-cash reduction of revenue in connection with this transaction at the time the warrants were issued. In the three months ended June 30, 2006, CommVault recorded $3,877 as an increase to common stock with a corresponding decrease to additional paid-in capital related to the common stock issued in connection with the cashless exercise and the preemptive rights held by the holders of CommVault’s Series AA, BB and CC preferred stock.

(5)	On June 15, 2006, concurrently with the issuance of shares to Dell Ventures, L.P., the registrant issued 72,423 shares of common stock to holders of its Series AA, BB and CC preferred stock in accordance with the preemptive rights of such holders. The registrant issued shares to each holder as if each holder held a warrant for the shares to which it was entitled pursuant to its preemptive rights and exercised such warrant on a cashless basis. The registrant issued such shares on the same terms that it issued shares to Dell Ventures, L.P. on the same date. The registrant was required to issue such shares to comply with the preemptive rights of holders of Series AA, BB and CC preferred stock, which such holders acquired when they acquired shares of Series AA, BB and CC preferred stock between April 2000 and September 2003. Under the terms of the Series AA, BB and CC preferred stock, the issuance of such shares was automatic and occurred without any action or election by the holders of Series AA, BB and CC preferred stock. The issuance of shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

(6)	Concurrently with the closing of this offering, the registrant will issue 102,640 shares of its common stock to Greg Reyes, Reyes Family Trust, Van Wagoner Capital Partners, L.P. and Van Wagoner Crossover Fund, L.P. in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act.

(7)	From January 1, 2003 to the date of this filing, the registrant granted options to purchase approximately 5,710,450 shares of common stock under the registrant’s 1996 Stock Option Plan. Approximately 91,565 shares of common stock have been issued upon exercise of these options. All options were granted under Rule 701 promulgated under the Securities Act or, in the case of certain options granted to N. Robert Hammer, Section 4(2) of the Securities Act.

      There were no underwriters employed in connection with any of the transactions set forth in this Item 15. With respect to each of the transactions described in paragraphs (2), (3), (4), (6) and (7) (with respect to the certain options granted to N. Robert Hammer), the recipients of securities represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients were given the opportunity to ask questions and receive answers from representatives of the registrant concerning the business and financial affairs of the registrant. Each investor represented and acknowledged to CommVault in writing that it had this opportunity. Each of the recipients that were employees of the registrant had access to such information through their employment with the registrant. CommVault did not engage in any form of general solicitation or general advertisement with respect to any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits
      See the exhibit index, which is incorporated herein by reference.
      (b) Financial Statement Schedules
      Schedule II — Valuation and Qualifying Accounts for the years ended March 31, 2004, 2005 and 2006 (included on page F-29).

Item 17.	Undertakings.
      (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Oceanport, State of New Jersey, on September 21, 2006.

COMMVAULT SYSTEMS, INC.

By:	/s/ N. ROBERT HAMMER

N. Robert Hammer
Chairman, President and Chief Executive Officer
POWER OF ATTORNEY
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 21, 2006.

Signature	Title

/s/ N. ROBERT HAMMER* N. Robert Hammer	Chairman, President and Chief Executive Officer

/s/ LOUIS F. MICELI* Louis F. Miceli	Vice President, Chief Financial Officer

/s/ BRIAN CAROLAN* Brian Carolan	Chief Accounting Officer

/s/ THOMAS BARRY* Thomas Barry	Director

/s/ FRANK J. FANZILLI, JR.* Frank J. Fanzilli, Jr.	Director

/s/ EDWARD A. JOHNSON* Edward A. Johnson	Director

/s/ ARMANDO GEDAY* Armando Geday	Director

/s/ KEITH GEESLIN* Keith Geeslin	Director

/s/ F. ROBERT KURIMSKY* F. Robert Kurimsky	Director

/s/ DANIEL PULVER* Daniel Pulver	Director

Signature	Title

/s/ GARY SMITH* Gary Smith	Director

/s/ DAVID F. WALKER* David F. Walker	Director

*By: /s/ N. ROBERT HAMMER N. Robert Hammer Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of CommVault Systems, Inc., dated as of September 14, 2006
3	.2*	Form of Amended and Restated Certificate of Incorporation of CommVault Systems, Inc.
3	.3*	Form of Amended and Restated Bylaws of CommVault Systems, Inc.
4	.1*	Form of Common Stock Certificate
5	.1+	Opinion of Mayer, Brown, Rowe & Maw LLP
9	.1*	Form of Voting Trust Agreement
10	.1*	Loan and Security Agreement, dated May 2, 2006, between Silicon Valley Bank and CommVault Systems, Inc.
10	.2*	CommVault Systems, Inc. 1996 Stock Option Plan, as amended
10	.3*	Form of CommVault Systems, Inc. 2006 Long-Term Stock Incentive Plan
10	.4*	Form of Non-Qualified Stock Option Agreement
10	.5*	Employment Agreement, dated as of February 1, 2004, between CommVault Systems, Inc. and N. Robert Hammer
10	.6*	Form of Employment Agreement between CommVault Systems, Inc. and Alan G. Bunte and Louis F. Miceli
10	.7*	Form of Corporate Change of Control Agreement between CommVault Systems, Inc. and Alan G. Bunte and Louis F. Miceli
10	.8*	Form of Corporate Change of Control Agreement between CommVault Systems, Inc. and David West, Ron Miiller, Scott Mercer and Steven Rose
10	.9*	Form of Indemnity Agreement between CommVault Systems, Inc. and each of its current officers and directors
10	.10*	Amended and Restated Registration Rights Agreement, dated as of September 2, 2003, by and among CommVault Systems, Inc. and the Series AA investors
10	.11*	Amended and Restated Registration Rights Agreement, dated as of September 2, 2003, by and among CommVault Systems, Inc. and the Series BB investors
10	.12*	Amended and Restated Registration Rights Agreement, dated as of September 2, 2003, by and among CommVault Systems, Inc. and the Series CC investors
10	.13*	Form of Registration Rights Agreement by and between CommVault Systems, Inc. and certain holders of Series A, B, C, D and E preferred stock
10	.14*	Purchase Agreement, dated April 14, 2000, by and between Microsoft Corporation, certain investors and CommVault Systems, Inc.
10	.15*	Purchase Agreement, dated November 10, 2000, by and between EMC Investment Corporation, certain investors and CommVault Systems, Inc.
10	.16*	Series CC Purchase Agreement, dated as of February 14, 2002, by and between funds and accounts managed by affiliates of Putnam Investments, LLC, certain investors and CommVault Systems, Inc.
10	.17*	Series CC Purchase Agreement, dated as of September 2, 2003, by and between certain investors and CommVault Systems, Inc.
10	.18†*	Software License Agreement, dated December 17, 2003, by and between Dell Products L.P. and CommVault Systems, Inc.
10	.19†*	Addendum One to the License and Distribution Agreement, dated May 5, 2004, by and between Dell Products L.P. and CommVault Systems, Inc.
10	.20†*	Addendum Two to the License and Distribution Agreement, dated November 22, 2004, by and between Dell Products L.P. and CommVault Systems, Inc.
10	.21†*	Addendum Three to the License and Distribution Agreement, dated April 28, 2005, by and between Dell Products L.P. and CommVault Systems, Inc.
10	.22†*	Addendum Five to the License and Distribution Agreement, dated June 6, 2006, by and between Dell Products L.P. and CommVault Systems, Inc.
10	.23†*	CommVault Systems Amended and Restated Reseller Agreement, effective as of April 6, 2005, between CommVault Systems and Dell Inc.

Exhibit
No.		Description

10	.24*	Letter Agreement, dated February 8, 2002, between the holders of Series A through E Preferred Stock and CommVault Systems, Inc.
10	.25*	Stockholders Agreement, dated as of May 22, 1996, among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ Capital Corporation, Sprout Growth II, L.P., Sprout Capital VII, L.P., Sprout CEO Fund L.P., David H. Ireland, Scotty R. Neal, Robert Freiburghouse and CommVault Systems, Inc.
10	.26*	Amendment to the Stockholders Agreement, dated July 23, 1998, among DLJ Merchant Banking Partners, L.P., DLJ International Partners C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ Capital Corporation, Sprout Growth II, L.P., Sprout Capital VII, L.P., Sprout CEO Fund L.P., David H. Ireland, Scotty R. Neal, Robert Freiburghouse and CommVault Systems, Inc.
10	.27*	Second Amendment to the Stockholders Agreement, dated November 6, 2000, among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ Capital Corporation, Sprout Growth II, L.P., Sprout Capital VII, L.P., Sprout CEO Fund L.P., David H. Ireland, Scotty R. Neal, Robert Freiburghouse and CommVault Systems, Inc.
10	.28*	Third Amendment to the Stockholders Agreement, dated February 14, 2002, among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ Capital Corporation, Sprout Growth II, L.P., Sprout Capital VII, L.P., Sprout CEO Fund L.P., David H. Ireland, Scotty R. Neal, Robert Freiburghouse and CommVault Systems, Inc.
10	.29*	Fourth Amendment to the Stockholders Agreement, dated September 2, 2003, among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ Capital Corporation, Sprout Growth II, L.P., Sprout Capital VII, L.P., Sprout CEO Fund L.P. , David H. Ireland, Scotty R. Neal, Robert Freiburghouse and CommVault Systems, Inc.
10	.30*	Fifth Amendment to the Stockholders Agreement, dated May 22, 2006, by and among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ Capital Corporation, DLJ First ESC, L.P., DLJ ESC II, L.P., Sprout Growth II, L.P., Sprout Capital VII, L.P., Sprout Capital IX, L.P., Sprout Entrepreneurs’ Fund, L.P., Sprout IX Plan Investors, L.P., Sprout CEO Fund L.P., Thomas J. Barry, Larry Cormier, Randy Fodero, Robert Freiburghouse, Bob Gailus, N. Robert Hammer, David H. Ireland, Lou Miceli, Tom Miller, Scotty R. Neal and CommVault Systems, Inc.
10	.31*	Waiver Agreement, dated August 28, 2006 between Putnam OTC and Emerging Growth Fund; TH Lee, Putnam Emerging Opportunities Portfolio; Putnam Technology Fund; Putnam World Trust II — Putnam Emerging Information Sciences Fund; Putnam Discovery Growth Fund; EMC Investment Corporation; Van Wagoner Crossover Fund, L.P.; Van Wagoner Capital Partners, L.P.; Wheatley Partners III, L.P.; Wheatley Associates III, L.P.; Sprout IX Plan Investors, L.P.; Sprout Entrepreneurs Fund, L.P.; Sprout Capital IX, L.P.; DLJ Capital Corporation; Camelot Capital L.P.; Camelot Capital II L.P.; Camelot Offshore Fund Limited and CommVault Systems, Inc.
21	.1*	List of Subsidiaries of CommVault Systems, Inc.
23	.1*	Consent of Ernst & Young LLP
23	.2+	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1)
24	.1*	Powers of Attorney (included on the signature page to the original registration statement)

*	Previously filed.

+	Previously filed but updated version filed herewith.

†	Confidential treatment has been requested for portions of this document. Omitted portions have been filed separately with the SEC.